Given Imaging
Second Quarter 2008
Financial Results Conference Call

August 7, 2008
9:00 a.m. ET

Operator: Good morning and welcome ladies and gentlemen to the Given Imaging second quarter 2008 conference call. Today’s call is being recorded. All participants are in a “listen only” mode. At this time I’d like to turn the call over to Fern Lazar of Lazar Partners. Please go ahead sir.

Fern Lazar: Thank you. Good morning and thank you for joining us. With us today from Given Imaging are Mr. Homi Shamir, president and CEO and Yuval Yanai, Chief Financial Officer. Before we begin, I’d like to read the following regarding forward-looking statements.

During the course of this conference call, the company may make projections or other forward-looking statements regarding future events of the financial performance of Given Imaging.

We wish to caution you that such statements reflect only the company’s current expectations, and the actual events or results may differ materially.

You are kindly referred to the risk factors and cautionary language contained in the documents that the company files with the Securities and Exchange Commission; including the company’s annual report on form 20-F filed March 31, 2008. The company undertakes no obligations to update any projections or forward-looking statements in the future.

In today’s call, the company will make reference to certain non-GAAP financial measures including adjusted net income, adjusted net income per share, adjusted EBITDA, and adjusted operating expenses. The reconciliation of these non-GAAP measures to the most directly comparable GAAP measures can be found in the company’s second quarter earnings release, which is posted on the website.

I’ll now turn the call over to Homi Shamir, President and CEO of Given Imaging. Please go ahead.

Homi Shamir: Thank you Fern.

Good morning everyone and thanks for joining us today.

As you have seen in our press release, our results for the second quarter show that we continue expanding our market penetration for PillCam SB around the world. Backed by new reimbursement policies, clinical data for new indications and new product introductions, second quarter revenue grew by 19 percent to $33.1 million compared to the second quarter of 2007. Our results reflect strong revenue increases in both the EMEA and APAC regions and a 7 percent increase in revenues in the Americas region. Looking at the first six months of 2008, revenues grew by 18.3 percent over the same period last year putting us firmly on track to meet our 2008 revenue guidance.

Turning to the bottom line, we delivered GAAP net income of $2.9 million or 9 cents per share. As a result of settling our patent litigation with Olympus Corporation, we are increasing the range for full year 2008 GAAP, fully diluted earnings per share from $0.26 and $0.34 to $0.34 and $0.42.

Let’s turn to progress in the regions this quarter. Revenue in the Americas grew 7 percent to $19.7 million in the second quarter. Total PillCam sales increased by 8 percent in the second quarter, while reorders increased by 15.4 percent demonstrating the ongoing market potential. On a sequential basis, revenue in the Americas increased by 25% compared to the first quarter of this year, while PillCam reorders grew by 28%.

In the US, there is also room to expand our workstation footprint. We now have approximately 2,770 units installed in the Americas region, representing a 13 percent increase compared to last year.

In the EMEA region, revenues increased by 20 percent in the second quarter while PillCam SB sales increased by 9 percent compared to last year. We sold 36 workstations in the second quarter bringing the total number of workstations in the region to almost 1,100. In June, more than 200 gastroenterologists, fellows and nurses attended the annual International Conference on Capsule Endoscopy in Berlin.

Most of you are well aware that the French National Authority for Health concluded the first step in advancing universal reimbursement for PillCam SB. In the first quarter, they completed an important part of the process by setting the level of both the professional and the device fee. The last step, publishing the decision in the Official Government Journal, normally takes a few months, and should have already occurred.

Due to unrelated negotiations between the National Health Insurance and the Office-Based Doctors’ Unions, the decision has not yet been published. We remain optimistic and believe that the final announcement will occur in the near future. Reimbursement will become effective immediately upon the date of publication.

We continue our efforts to obtain reimbursement coverage in other European countries and I’m pleased to report that as of July 1, the Ministry of Health of another western European country approved reimbursement for PillCam® SB for its 10 million population. PillCam SB will be reimbursed for obscure GI bleeding following a negative upper endoscopy or colonoscopy.

So as of today approximately 170 million Europeans have reimbursed access to PillCam SB.

In the APAC region, revenues doubled to $5 million compared to the same period in 2007. This increase reflects the progress our team has made in selling workstations and PillCam in Japan as well as continued steady growth in Australia.

Backed by a solid 18.3 percent growth in revenues in the first half of 2008, we are on track to deliver our 2008 financial guidance. I’d like to briefly review some of the second half 2008 drivers we believe will allow us to achieve our guidance.

In the Americas, we’re focused on expanding sales of PillCam SB for established indications such as obscure GI bleeding, suspected Crohn’s disease and iron deficiency anemia. We believe that we’re on track to grow revenues in the Americas by 8 - 9 percent this year.

In EMEA, we plan to continue reaching out to physicians to educate them on PillCam and expect solid growth for the second half of the year.

In APAC, we anticipate that we’ll continue to realize strong sales growth reaching out to physicians and clinics in Japan.

Before I turn the call over to Yuval, I’d like to take a moment to discuss our clinical development strategy for PillCam COLON. After reviewing the steps and time required to resubmit our FDA submission for PillCam COLON 1, we have decided to focus our efforts exclusively on developing a next-generation colon capsule PillCam COLON 2. COLON 2 will offer innovative, next generation technology that we believe will significantly improve the product’s performance. As a result, we will not re-submit COLON 1 for FDA clearance and we’ll concentrate our efforts on commercializing the COLON 2 capsule.

Product development for COLON 2 is well underway with significant milestones already achieved. Assuming that the development plan goes according to schedule, we plan to be able to sell this product in Europe after obtaining the CE mark in the second half of 2009. At the same time, we will proceed with the US and European clinical trials required to submit the product for FDA approval.

We believe that there is a significant market opportunity for this product. The low levels of compliance with screening guidelines for colon cancer in both Europe and the U.S. attest to the fact that the majority of individuals who should be getting screened are not doing so. We want to change this by offering a patient-friendly alternative to increase compliance

In addition, we think that much of the new technology we’re developing for COLON 2 can be used to enhance our next generation PillCam SB and PillCam ESO capsules. For competitive reasons, I can not provide additional details at this time, but I want to convey our excitement with this new technology.

I’ll now turn the call over to Yuval Yanai, our CFO, who will provide additional details on our second quarter results.

Yuval Yanai: Thanks Homi.

In the second quarter, we achieved sales of $33.1 million. 60% of sales were from the Americas region, 25% from EMEA and 15% from the Asia/Pacific region.

We sold 53,500 PillCam capsules this quarter, a 10.3% increase over the second quarter of last year. Approximately 71% or 38,200 capsules were sold in the Americas, 11,000 or 21% were sold in the EMEA and 4,200 or 8% were sold in APAC.

Worldwide reorders of PillCam SB increased by 15.5% this quarter to 51,300 capsules from 44,400 in the second quarter of 2007. PillCam reorders in the Americas increased 15.4%, EMEA increased 10.2% while APAC increased 45.0%. As of June 30th, we have cumulatively sold over 750,000 PillCam SB capsules worldwide.

In terms of revenue breakdown, PillCam capsule sales accounted for 83% of total revenues, workstations and data recorders accounted for 14% of total revenues and service income accounted for 3%. In the U.S., our primary market, capsule sales accounted for 90% of total U.S. revenues, workstations and data recorders accounted for 6%, and service income accounted for 4%.

Worldwide, we sold 200 systems to new customers in the quarter, compared to 153 systems in the second quarter of 2007. 62 workstations, or 31% of total workstations sold this quarter, were sold in the Americas, 29 or 14.5% were sold in the EMEA and 109 or 54.5% were sold in APAC. This brings our cumulative system deliveries, worldwide, to over 4,600 of which almost 2,880 systems are installed in the U.S.

Gross margin in the second quarter of 2008, was 75.5%.

On a GAAP basis, the Company reported net income of $2.9 million or $0.09 cents per share on a fully diluted basis in the second quarter of 2008, compared to net income of $623,000 or $.02 cents per share in the second quarter of 2007. In the second quarter of 2008 we recorded $400,000 of litigation expenses, and $1.7 million of stock based compensation expenses in accordance with FAS123R. In addition, we recorded a one time income of $2.3 million resulting from the settlement with Olympus Corporation. We recorded this amount as a credit to G&A expenses. A breakdown of the compensation expenses by line item is part of the detailed financial information posted on the investor relations section of our website.

Consolidated cash, cash equivalents and marketable securities as of June 30th totaled $107 million.

Following the settlement of our patent litigation with Olympus Corporation, we have raised our 2008 GAAP EPS guidance. We now expect full year 2008 GAAP, fully-diluted earnings per share to be in the range of $0.34 to $0.42, up 8 cents from range provided before. Going forward, we will continue reporting GAAP financial results, and we’ll continue to provide supplemental information to enable you to calculate non-GAAP results.

Moderator, you may open the call for questions now.

Operator: The question and answer session will be conducted electronically. If you would like to ask a question, please do so by pressing the star key followed by the digit one on your touch-tone telephone. If you are using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. Once again please press star one.

We'll go first to Amit Hazan with Oppenheimer.

Amit Hazan: Oh thanks. Good morning guys can you hear me OK?

Homi Shamir: Yes, good morning, Amit.

Amit Hazan: Good morning, first question just very quickly. Homi, you mentioned the country in Europe where you added I think 10 million lives can you disclose what it is? I think by my - if I had to guess I'd say Portugal or Greece but maybe you can tell us.

Homi Shamir: No it's North of France, Belgium.

Amit Hazan: OK. Great and then I'm wondering if you can give us a little bit better explanation or a more specific explanation as to gross margins. They looked really good this quarter.

I am wondering if you took a price increase here in the U.S. or what else is helping drive that?

Homi Shamir: Go ahead, Yuval.

Yuval Yanai: Hi, Amit, good morning. This is Yuval. Well, I think there are certain items positively affecting gross margin. To start with, I think that the low level of promotional sales this quarter which obviously helps gross margin to be stronger than in the previous quarter.

As a matter of fact, yes, we did increase prices in the U.S. This price increase became effective only June 1st, therefore, it didn’t have a significant effect on gross margin. But it will obviously affect our gross margin going forward.

Therefore without knowing yet exactly what level of promotions we will have in the next two quarters I believe that we have more than good chances to be on the upper side of our guidance with regard to gross margin which was previously about 70 to 74 percent.

You know that there are also some other effects like the exchange rates, the strengthening or the - the weakness of the U.S. dollar has adverse effect on our manufacturing in Israel and since it is quite hard to predict exchange rates I would not make any prediction.

But I think as I said before that gross margin is going to be very close to 74 percent. And if things go better it may be slightly higher than that but it's too early to know now.

Amit Hazan: OK, great and then a couple of more kind of maybe just big picture questions. First of all I am just hoping you can update us on the cumulative lives under coverage for both PillCam SB in the U.S. as a primary screen for small bowel and then also on PillCam ESO for varices here in the U.S.

Homi Shamir: Amit, it’s what we call primary diagnostic we have currently in the USA about 35 million and I think very similar number for ESO. These numbers keep growing. We are working on additional policies, but really what is more important to us is also behind those numbers is to go to the policy and expand those policies.

Expand what you call the ICD-9 code so we are working on both directions. And as a matter of fact you can see that reorders are growing and we - and that's really where we are concentrating in the reorder business because that's our current business that we're trying to continue to grow.

And we are feeling good about it. And we will continue to do additional clinical trials, and additional development, and additional publication in order to expand indications.

Amit Hazan: OK and then the last question for me. I'm just - I'm wondering kind of looking at the U.S. market over the rest of this year and into 2009 just generally you know if you grew about seven percent or so this quarter what kind of growth should we be expecting from this market as we look over the next couple of years?

Maybe in terms of procedure growth and then maybe revenue since you're taking in a price increase it will be a little bit better. But I am just wondering what kind of growth you see in the markets still here in the years ahead in the United States.

Yuval Yanai: Amit, hi. Well first of all let's start with 2008. I think we provided some models and starting this year we said that we would generate eight to nine percent growth this year. It means that we have to be at least, in the third quarter, in the two digit growth in order to get that.

And I think we have quite a good level of confidence we’ll do it. Going forward the U.S. market is a mature market and I think that until Colon capsule becomes a product that we can sell in the U.S. we will be around the 10 percent growth in the U.S.

That's probably where we should be until Colon capsule is around.

Amit Hazan: OK, thanks. Nice quarter, guys.

Yuval Yanai: Thank you.

Homi Shamir: Thank you.

Operator: We'll go next to Dave Turkaly with SIG.

Shawn Bevec: Hey guys, this is Shawn in for Dave this morning. You've got nice growth I guess in all the regions. But it looks like Europe has been slowing down a little bit more. Has there been anything going on in the Europe region?

Homi Shamir: No I think Europe grew if I'm not mistaken at 20 percent. But you need to balance it between quarter to quarter. We expect Europe to continue to grow as it has been growing and if you look at the numbers in the last couple of years on the range of 20 percent.

I think it will be even accelerating when we start getting additional reimbursement policy. But it's not just France, we are still waiting and working on getting there in Germany and behind it other countries.

And you have seen we just added Belgium. So no I - we don’t see any slow down there.

Shawn Bevec: OK.

Homi Shamir: And we also have additional product behind the SB start kicking in Europe like COLON and COLON One and that we will continue to sell. But hopefully we will introduce the COLON 2 somewhere in the second part of this year so, sorry, next year, so obviously Europe is fundamental to continue to grow our business there.

Shawn Bevec: OK. And do you still expect France by the end of September?

Homi Shamir: At this stage yes.

Shawn Bevec: OK. And the COLON 2 in Europe you’re looking at the second half of ‘09 now?

Homi Shamir: Correct.

Shawn Bevec: Didn’t you originally say maybe the first half? Has something been pushed back somewhere? Or am I getting that wrong?

Yuval Yanai: No I think we never gave any dates before.

Shawn Bevec: OK.

Homi Shamir: But again it will depend when we’ll receive the CE Mark - but we are trying to bring into the market as soon as we can.

Shawn Bevec: OK, great. Thanks guys.

Homi Shamir: Thank you.

Operator: We’ll go next to Ed Shenkan with Needham.

Ed Shenkan: Thanks. Wanted to follow-up on the price increase in the quarter, so what’s the new ASP in the U.S.? And what are you expecting in future years?

Yuval Yanai: Well the new ASP is not a simple one. The price is up and we don’t have yet enough experience because some of the customers the increase is higher for others it is a little bit lower. So there is an average selling price. It’s a few good percentage points I would - for calculation purposes, if you take four percent you won’t be far from what the increase is.

Ed Shenkan: Now previously you sold for $450 to all customers, or did you have a pricing discrepancy as you crossed different customers?

Yuval Yanai: Yes. Yes.

Ed Shenkan: Why wouldn’t you have the same price for all your customers going forward? Why are you changing that?

Yuval Yanai: Basically we don’t change all of them but we have our own consideration. I think that’s our right to do.

Ed Shenkan: I’m just wondering the strategy behind it. If you had uniform pricing before and now you’re going to negotiated pricing?

Yuval Yanai: We will not negotiate pricing. There are no negotiation on pricing we may offer to some customers maybe a better pricing some of them less but we do not negotiate on pricing.

Ed Shenkan: OK. And what would you expect in future years for - should we expect an annual price increase - you know every year?

Homi Shamir: We don’t know yet Ed. We increased the price after seven years. We want to - you know we increase it mainly because of the exchange between the Dollar and the Shekel. And we would like to continue to provide the customer also the best alternative. So once again also depend on the feature. So at this stage I can’t comment about it. And the price increase was effective the first of June by the way - so we’ll see. We’ll continue to go with that and we’ll see where it takes us.

Ed Shenkan: You have - you know a unique product in the market with a great work station - that customer’s are pleased with so - I’m just wondering also on the promotion side - you know what you’re expecting in the future and what the strategic thought is - you know why to do these promotions? And there’s only really one other competitor in the market and they’ve got very little share?

Yuval Yanai: Ed, I think that our reasoning - the decision to do promotions is best kept inside. This is highly sensitive competitive data. So we’re sure you will understand that we - it’s really hard to share with people who are not part of the company. We do promotion whenever we think that it will help revenue to grow.

And we make different types of promotions and different type of areas in the world - it depends on the [inaudible]. I don’t think that competition is the - strong reason for that of course we look at the competitor - we see what they do. But currently looking at Olympus, at this point in time, it doesn’t represent a strong competition. Therefore, we do not decide on promotion because of Olympus.

Ed Shenkan: And if I could switch gears to the COLON 2 - you know what sensitivity and specificity expectations would you have - you know with COLON 2 and then - you know just compare that to COLON 1 and what do you think you’d need for COLON 2 to be successful?

Homi Shamir: Yes. We think it would be much better on the COLON 1 from the clinical trials that we published in the publication - we were below 70 or around 70. We are trying as you know, colonoscopy and virtual colonoscopy are in the 90. And we are trying to get better closing the gap, closer to them.

It’s very hard for me to give you the precise number because we are waiting to start swallowing the pills and seeing what will happen then, and then we’ll know better. But our target by designing this product and implementing or what we call it really completely new technology with a lot of innovation - is to bring it closer to where we think it should be and that is in the higher numbers.

Ed Shenkan: And where are you as far as development on the COLON 2?

Yuval: We haven’t started ingestion, so we can’t tell you.

Homi Shamir: No but they are asking in the development. In development we are in the advanced stage of the development and it’s going well and we are very pleased. But as I said, first we need to reach a point that we will start going to what I call swallowing the pills and seeing where we go.

But we have our timeframe and we are progressing as exactly planned. And that’s the reason, by the way, that we decided not to go with COLON 1 to the FDA because we’re feeling good where we are going with the product and the timeframe we have with that.

Ed Shenkan: And last question on Japan. How many workstations are there now in Japan and you know how many do you need to start to really generate significant revenues in Japan?

Yuval Yanai: We cannot unfortunately disclose the number because as you know we do not sell direct with that information. This is the provided information of our distributor. But it’s on a three digit number because we know exactly how many systems we sold to them and we have quite a good estimate based on the consumption of - of the capsules.

I think in Japan, we should be fast in order to install as many systems as we can because that will increase revenue from capsules, but on the other hand, we have to be ready for Olympus, which probably will be in the market within a quarter two or three. We don’t know exactly, but in the near term.

Homi Shamir: Let me add also that one of the activities with Suzuken and we said it earlier that we would like to capture what we call the most important university opinion leader, institution and et cetera. And we believe that we, so far we managed to capture and get [inaudible] partly installed, partly not yet, 50 percent of this market.

But I’m talking, again, I’m talking the top institution that we can or the key opinion leaders also. And we are very pleased with that. And we continue to, with our strategy of penetrating more and more installed base in Japan and hopefully before Olympus and even if Olympus will come, we are hoping our technologies- although its SB1, let me remind you, and not SB2, it is still - will be a little, the technology there compared to the competition.

Ed Shenkan: Thank you.

Yuval Yanai: Thank you.

Operator: As a reminder if you would like to ask a question, please press star one. We’ll go next to David Hart with Apelles Investment Management.

David Hart: Hi, thanks for taking my questions. On the EPS guidance, how much was directly attributable to the one time impact from the Olympus litigation?

Yuval Yanai: An income of $2.3 million.

David Hart: OK. And with, do you break out your revenue growth that’s organic and how much of that is impacted by currency?

Yuval Yanai: No we do not.

David Hart: OK, last question. On your PillCam SB unit growth in EMEA and Asia, where do you think that settles out over the next year? Sequentially, the last two quarters it’s been down. Just want to try to figure out where that settles out.

Yuval Yanai: Well I - I’m not sure I can give you precise numbers at this point in time, but I’ll try to give you something which will help you get to that. I think that if we would like to generate a 20 percent growth and approximately 80, between 83 - 85 percent of the revenue derived from capital, therefore you may assume by calculating, looking in the total growth, what’s going to be the growth in Europe and EMEA.

In the U.S. we are growing say slightly under 10 percent. In APEC, we’ll probably grow faster although it’s quite hard to predict because the growth is over relatively small numbers. We’re just starting selling in Japan this quarter. So for us to make an extrapolation or an estimate, in particular, because we do not sell direct, is not saying risky but I don’t know what the answer is but I have a good feeling with the other total revenues that we will generate this year which is in line with our guidance.

David Hart: OK, that’s helpful. Thank you.

Homi Shamir: Thank you.

Operator: With no more questions in the queue, I’d like to turn the conference back over to Mr. Shamir for any additional or closing comments.

Homi Shamir: Thank you again for joining us today. We look forward to seeing many of you during the road shows and conference over the next few months. Yuval will be back in the states next week and I will speak at the Morgan Stanley Healthcare conference in early September. Thanks again.

Operator: Once again, that does conclude today’s presentation. We thank you for your participation. You may now disconnect.